UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CERNER CORPORATION

(Name of Subject Company (Issuer))

CEDAR ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Brian S. Higgins

Senior Vice President, Associate General Counsel and Secretary

Oracle Corporation

2300 Oracle Way

Austin, Texas 78741

Telephone: (737) 867-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Keith A. Flaum

Christopher R. Moore

Tiffany P. Posil

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, California 94025

Telephone: (650) 463-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$28,477,199,240.00	$2,639,836.37

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Cerner Corporation (“Cerner”), at a purchase price of $95.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 292,952,521 shares of common stock of Cerner that were issued and outstanding as of January 11, 2022; (ii) 3,262,118 shares of common stock of Cerner potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of January 11, 2022; (iii) 2,995,301 shares of common stock of Cerner issuable upon the settlement of outstanding restricted stock units as of January 11, 2022; and (iv) 550,052 shares of common stock of Cerner issuable upon the settlement of outstanding performance share units as of January 11, 2022. The foregoing figures have been provided by the issuer to the offeror and are as of January 11, 2022, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,639,836.37	Filing Party: Cedar Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form of Registration No.: Schedule TO	Date Filed: January 19, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on January 19, 2022 by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cerner Corporation, a Delaware corporation (“Cerner”), at a purchase price of $95.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Amending and restating the seventh paragraph of Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser” on page 14 of the Offer to Purchase to read as follows:

“As a result of the Tender and Support Agreements, dated as of December 20, 2021 (the “Tender and Support Agreements”), that Parent and Purchaser entered into with each of the current directors and certain executive officers of Cerner (each a “Supporting Stockholder”) concurrently with entering into the Merger Agreement, Purchaser, Parent and Oracle may each be deemed to be the beneficial owner of an aggregate of 229,263 Shares as of December 20, 2021 (which represents, in the aggregate, less than 0.08% of the outstanding Shares as of January 19, 2022, the date of the Offer to Purchase). In addition, Bruce R. Chizen, an independent director of Oracle, beneficially owned an aggregate of 328 Shares as of January 19, 2022, the date of the Offer to Purchase (which represents less than 0.00012% of the outstanding Shares as of January 19, 2022).”

Amending and restating the first two paragraphs under the caption “Regulatory Approvals – U.S. Antitrust Laws” of Section 16 – “Certain Legal Matters; Regulatory Approvals” on page 46 of the Offer to Purchase to read as follows:

“Under the HSR Act (including the related rules and regulations promulgated thereunder), certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (referred to as the “Premerger Notification and Report Forms”) has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) for review and certain waiting period requirements have been satisfied. Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, Eastern Time, on the date that is 15 days after the date that the Premerger Notification and Report Forms are filed with the FTC and the Antitrust Division. However, the initial waiting period may be terminated prior to such date and time by the FTC or the Antitrust Division (however, such terminations have been infrequently granted since February 2021) or restarted if the acquiring person voluntarily withdraws and re-files its Premerger Notification and Report Form, or Purchaser and Cerner may receive a request for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration (a “Second Request”). On January 18, 2022, Oracle and Cerner filed their respective Premerger Notification and Report Forms required under the HSR Act in connection with the purchase of Shares in the Offer and the Merger with the FTC and the Antitrust Division. On February 2, 2022, Oracle voluntarily withdrew its Premerger Notification and Report Form to provide the Antitrust Division with additional time for review and then refiled its Premerger Notification and Report Form on February 4, 2022.

The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger is now scheduled to expire at 11:59 p.m. on February 22, 2022, unless earlier terminated by the Antitrust Division or if Oracle receives a Second Request from the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Even though the waiting period is not affected by a Second Request to Cerner or by Cerner supplying the requested information, Cerner is obliged to respond to the request within a reasonable time. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. Complying with a Second Request can take a significant amount of time.”

Adding a new heading and paragraphs at the end of Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“Legal Proceedings

On January 21, 2022, two purported stockholders of Cerner filed separate complaints in the United States District Court for the Southern District of New York, captioned O’Dell v. Cerner Corporation, et al., Case No. 1:22-cv-00562 (S.D.N.Y.) (the “O’Dell Complaint”) and Samant v. Cerner Corporation, et al., Case No. 1:22-cv-00584 (S.D.N.Y.) (the “Samant Complaint”). On January 24, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Eastern District of New York, captioned Berry, Jr. v. Cerner Corporation, et al., Case No. 1:22-cv-00405 (E.D.N.Y.) (the “E.D.N.Y. Berry Complaint”). On January 26, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Southern District of New York, captioned Garrison v. Cerner Corporation, et al., Case No. 1:22-cv-00687 (S.D.N.Y) (the “Garrison Complaint”). On January 27, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Southern District of New York, captioned Schulte v. Cerner Corporation, et al., Case No. 1:22-cv-00731 (S.D.N.Y.) (the “Schulte Complaint”). On February 1, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Southern District of New York, captioned Berry v. Cerner Corporation, et al., Case No. 1:22-cv-00868 (S.D.N.Y.) (the “S.D.N.Y. Berry Complaint”) and, the next day, the E.D.N.Y. Berry Complaint was dismissed without prejudice. On February 2, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Eastern District of New York, captioned Hansen v. Cerner Corporation, et al., Case No. 1:22-cv-00612 (E.D.N.Y.) (the “Hansen Complaint” and, together with the O’Dell Complaint, the Samant Complaint, the Garrison Complaint, the Schulte Complaint and the S.D.N.Y. Berry Complaint, the “Complaints”). All of the Complaints name Cerner and the members of the Cerner Board as defendants, and the Garrison Complaint also names Oracle, Parent and Purchaser as defendants. Each Complaint asserts claims under Sections 14(d), 14(e) and 20(a) of the Exchange Act in connection with the Schedule 14D-9 that was filed with the SEC by Cerner on January 19, 2022, alleging that the Schedule 14D-9 misrepresented and/or omitted material information. The O’Dell Complaint, the Samant Complaint and the Hansen Complaint seek, among other relief, injunctive relief to prevent the Merger until the alleged disclosure violations are cured, as well as damages and attorneys’ fees and costs. The Garrison Complaint, the Schulte Complaint and the S.D.N.Y. Berry complaint seek, among other relief, injunctive relief to prevent the Merger, the filing of a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, as well as attorneys’ fees and costs.

The outcome of these matters is uncertain. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. Oracle and Cerner believe that these actions have no merit and intend to defend vigorously against these actions.

If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

The foregoing summary is qualified in its entirety by the Complaints, copies of which are filed as Exhibits (a)(5)(C), (a)(5)(D), (a)(5)(E), (a)(5)(F), (a)(5)(G), (a)(5)(H) and (a)(5)(I) to the Schedule TO-T and are incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(C)	Complaint captioned Ryan O’Dell v. Cerner Corporation, et al., filed January 21, 2022 in the United States District Court for the Southern District of New York.

(a)(5)(D)	Complaint captioned Samant v. Cerner Corporation, et al., filed January 21, 2022 in the United States District Court for the Southern District of New York.

(a)(5)(E)	Complaint captioned Berry, Jr. v. Cerner Corporation, et al., filed January 24, 2022 in the United States District Court for the Eastern District of New York.

(a)(5)(F)	Complaint captioned Garrison v. Cerner Corporation, et al., filed January 26, 2022 in the United States District Court for the Southern District of New York.

(a)(5)(G)	Complaint captioned Schulte v. Cerner Corporation, et al., filed January 27, 2022 in the United States District Court for the Southern District of New York.

(a)(5)(H)	Complaint captioned Berry v. Cerner Corporation, et al., filed February 1, 2022 in the United States District Court for the Southern District of New York.

(a)(5)(I)	Complaint captioned Hansen v. Cerner Corporation, et al., filed February 2, 2022 in the United States District Court for the Eastern District of New York.

107	Filing fee table

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2022

Cedar Acquisition Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President and Secretary

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President, Legal

Oracle Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President, Associate
General Counsel and Secretary